Exhibit 99.1

For immediate release

IMI FILES PATENT APPLICATION FOR NEW FORMAT OF
SKIN STEROL TECHNOLOGY

Toronto, Ontario (March 1, 2005) - - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced that it has filed a new patent application with the United States Patent and Trademark Office (PTO) related to a new format of PREVU* Skin Sterol Test.

This patent, titled Method and Apparatus for Non-Invasive Measurement of Skin Tissue Cholesterol, further establishes IMI’s leadership in non-invasive cardiovascular disease risk assessment. The patent covers the method of measuring skin sterol as well as the format of the test.

“This latest patent application will broaden and enhance our intellectual property position around PREVU* Skin Sterol Test in major world markets,” said Dr. Brent Norton, President and Chief Executive Officer. “This important step in the evolution of our skin sterol test will help create new development and growth opportunities for the technology.”

This latest filed application expands IMI’s intellectual property portfolio, which currently includes 35 issued patents and patents pending related to the skin sterol technology and nine patents and patents pending related to the color measurement process.

“We are building a critical mass of proprietary predictive medicine technologies in the cardiovascular and cancer fields,” continued Dr. Norton. “Our strategy is to control and develop all relevant technologies that could be applied to our tests, which ensures that we can continue to build upon IMI’s innovative product pipeline.”

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com